EXHIBIT 12.1

	Three Months
	Ended June 30,	Fiscal Year Ended March 31,
	2015	2015	2014	2013	2012
Earnings: (1)
Earnings before income taxes	55,885	252,927	181,804	84,096	21,912
Add: Fixed charges	4,747	16,631	18,171	15,791	17,769
Add: Amortization of capitalized interest and FIN 48 Interest	134	(3,311)	1,177	945	(367)
Add: Cash distributions from equity method investments	6,245	40,375	37,750	28,500	23,250
Subtract: Income from equity method investments	(7,830)	(44,967)	(37,811)	(32,507)	(28,528)
Total Earnings	59,181	261,655	201,091	96,825	34,036

Fixed Charges: (2)
Interest expense	4,486	15,590	17,646	15,467	17,530
Interest component of rent expense	261	1,041	525	324	239
Total Fixed Charges	4,747	16,631	18,171	15,791	17,769

Ratio of Earnings to Fixed Charges	12.5x	15.7x	11.1x	6.1x	1.9x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)

Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.